Exhibit 2.2

EXECUTION VERSION

TRANSITION SERVICES AGREEMENT

between

ALLIANT TECHSYSTEMS INC.

and

VISTA OUTDOOR INC.

Dated as of February 9, 2015

SCHEDULES

Schedule 1	—	Information Technology
Schedule 2	—	Import and Export
Schedule 3	—	Procurement and Supply Chain Management
Schedule 4	—	Human Resources
Schedule 5	—	Payroll Services
Schedule 6	—	Legal and Compliance
Schedule 7	—	Tax Services
Schedule 8	—	Travel and Expense Reimbursement
Schedule 9	—	Investments
Schedule 10	—	Communications and Government Relations

TRANSITION SERVICES AGREEMENT dated as of February 9, 2015 between Alliant Techsystems Inc. (to be renamed “Orbital ATK, Inc.” substantially concurrently with the execution of this Agreement), a Delaware corporation (“Orbital ATK”), and Vista Outdoor Inc. (formerly known as “Vista SpinCo Inc.”), a Delaware corporation (“Vista Outdoor” and, together with Orbital ATK, the “Parties”).

WHEREAS, pursuant to the Transaction Agreement dated as of April 28, 2014 (the “Transaction Agreement”), among Alliant Techsystems Inc., Vista SpinCo Inc. (which has subsequently changed its name to Vista Outdoor Inc.), Vista Merger Sub Inc. and Orbital Sciences Corporation, on the terms and subject to the conditions set forth in the Transaction Agreement, Alliant Techsystems Inc. will, and will cause its applicable Subsidiaries to, consummate the Sporting Transfers;

WHEREAS, following the Sporting Transfers, on the terms and subject to the conditions set forth in the Transaction Agreement, the Distribution will occur;

WHEREAS, following the Distribution, on the terms and subject to the conditions set forth in the Transaction Agreement, the Merger will occur; and

WHEREAS, Vista Outdoor desires that Orbital ATK provide, or cause to be provided, certain transition services to Vista Outdoor and its Subsidiaries for a period following the Distribution Date, and Orbital ATK is willing to provide such transition services upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01.                                   Definitions.  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Transaction Agreement.  As used in this Agreement, the following terms shall have the following meanings:

“Additional Expenses” shall mean, collectively, the Additional Orbital ATK Expenses and the Additional Out-of-Pocket Expenses.

“Additional Orbital ATK Expenses” shall mean costs and expenses other than Additional Out-of-Pocket Expenses incurred by Orbital ATK or any of its Affiliates in connection with the performance of Orbital ATK’s obligations under this Agreement.

“Additional Out-of-Pocket Expenses” shall have the meaning specified in Section 3.01.

“Additional Representative” shall have the meaning specified in Section 2.10(b).

“Agreement” shall mean this Transition Services Agreement.

“Books and Records” shall mean the Records (as defined in the Transaction Agreement), including the Financial Books and Records, of Orbital ATK or any of its Affiliates related to the Sporting Business and created in connection with the performance of the Services.

“Dispute Notice” shall have the meaning specified in Section 3.05(a).

“Disputed Item” shall have the meaning specified in Section 3.05(a).

“Fees” shall have the meaning specified in Section 3.01.

“Financial Books and Records” shall mean the books of account, financial and accounting records, files and invoices of Orbital ATK or any of its Affiliates related to the Sporting Business and created in connection with the performance of the Services.

“Force Majeure Event” shall have the meaning specified in Section 5.01.

“Independent Accountant” shall have the meaning specified in Section 3.05(a).

“Invoice” shall have the meaning specified in Section 3.02.

“Invoice Due Date” shall have the meaning specified in Section 3.02.

“Late Payment Rate” shall have the meaning specified in Section 3.03.

“Losses” shall have the meaning specified in Section 6.01.

“Orbital ATK” shall have the meaning specified in the introductory paragraph of this Agreement.

“Party” shall have the meaning specified in the introductory paragraph of this Agreement.

“Personnel” means, with respect to any Party, the employees, officers, agents, subcontractors and consultants of (a) such Party, (b) the Affiliates of such Party and (c) with respect to Orbital ATK, any Third-Party Service Provider engaged by Orbital ATK to provide a Service.

“Principal Representative” shall have the meaning specified in Section 2.10(b).

“Representatives” shall have the meaning specified in Section 2.10(b).

“Review Meetings” shall have the meaning specified in Section 2.10(b).

“Review Period” shall have the meaning specified in Section 3.05(a).

“Schedules” shall mean the Schedules to this Agreement, including any additional Schedules added to this Agreement in accordance with Section 2.02.

“Service Period” shall have the meaning specified in Section 4.02.

“Services” shall mean the services set forth on the Schedules hereto from time to time, including any additional services added to the Schedules hereto in accordance with Section 2.02.

“Stated Termination Date” shall have the meaning specified in Section 4.02.

“Term” shall have the meaning specified in Section 4.01.

“Third-Party Service Provider” shall mean any third-party that has been engaged by Orbital ATK or any of its Affiliates to assist in the performance of its obligations under this Agreement.

“Transaction Agreement” shall have the meaning specified in the introductory recitals of this Agreement.

“Transition Team” shall have the meaning specified in Section 2.05.

“Vista Outdoor” shall have the meaning specified in the introductory paragraph of this Agreement.

ARTICLE II

Services

SECTION 2.01.                                   Services.  Upon the terms and subject to the conditions set forth in this Agreement, Orbital ATK agrees to provide, or to cause one or more of its Affiliates to provide, to Vista Outdoor and its Subsidiaries the Services.

SECTION 2.02.                                   Additional Services.  Orbital ATK and Vista Outdoor agree that, if Vista Outdoor, in consultation with Orbital ATK, identifies within ninety (90) days after the date of this Agreement transition services that Vista Outdoor reasonably believes are necessary for the continued operation of the Sporting Business that are not identified on the Schedules, upon the reasonable request of Vista Outdoor, Orbital ATK and Vista Outdoor shall cooperate in good faith to modify the Schedules or enter into additional Schedules with respect to such transition services, upon terms (including fees) and subject to conditions to be agreed upon in good faith by the Parties.  Orbital ATK shall not be obligated to perform or cause to be performed any such additional transition services unless and until the Parties agree in writing as to the price, specifications and other terms and conditions under which Orbital ATK shall provide (or cause to be provided) such other transition services.

SECTION 2.03.                                   Scope of Services.  Notwithstanding anything to the contrary contained herein, Orbital ATK shall only be required to provide the Services for the benefit of Vista Outdoor and its Subsidiaries in conducting the Sporting Business (which, for the avoidance of doubt and unless otherwise agreed, excludes providing Services to businesses acquired by Vista Outdoor or its Subsidiaries after the date of this Agreement).

SECTION 2.04.                                   Disclaimer of Warranty.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, THE SERVICES TO BE PROVIDED BY ORBITAL ATK, ANY OF ITS AFFILIATES OR ANY THIRD-PARTY SERVICE PROVIDER UNDER THIS AGREEMENT (FOR THE AVOIDANCE OF DOUBT, INCLUDING ANY LEGAL AND COMPLIANCE RELATED SERVICES SET FORTH ON SCHEDULE 6), AS WELL AS ANY RECORDS OR ASSISTANCE PROVIDED BY EITHER PARTY HEREUNDER, ARE FURNISHED IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, AND WITHOUT WARRANTY OR CONDITION OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OR CONDITION OF NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR IN THE SCHEDULES HERETO, IN NO EVENT SHALL ORBITAL ATK BE CONSIDERED A FIDUCIARY OF ANY PARTY, FOR ERISA PURPOSES OR OTHERWISE.

SECTION 2.05.                                   Personnel; Third-Party Service Providers.  The Personnel (including Third-Party Service Providers) who will provide the Services for and on behalf of Orbital ATK shall initially be (a) the Persons so designated by the Parties and Orbital in writing on or prior to the date of this Agreement and (b) the Persons agreed by the Parties in writing after the date of this Agreement (the Persons described in clauses (a) and (b), the “Transition Team”). From time to time after the date of this Agreement Orbital ATK shall have the right to select additional Personnel for, or remove existing Personnel from, the Transition Team; provided, that Orbital ATK may remove existing Personnel from the Transition Team who are providing significant, non-clerical Services to Vista Outdoor or its Subsidiaries only with the prior written consent of Vista Outdoor or if such Personnel are no longer employed by Orbital ATK or its Affiliates (which, for the avoidance of doubt, does not include Orbital ATK terminating the engagement of a Third-Party Service Provider) or such Personnel become unable to perform the applicable Services for reasons outside the control of Orbital ATK and its Affiliates. To the extent that any Orbital ATK personnel who is performing Services hereunder leaves the employ of Orbital ATK, becomes disabled or otherwise becomes unavailable to perform the Services for reasons outside the control of Orbital ATK or its Affiliates, the Parties shall cooperate in good faith to determine how to provide replacement Services to Vista Outdoor.  In no event shall Orbital ATK or any of its Affiliates be required to hire additional Personnel or to retain any specific Personnel to provide the Services hereunder.  Vista Outdoor acknowledges that prior to the date of this

Agreement, Orbital ATK or its Affiliates may have contracted with Third-Party Service Providers to provide services in connection with any portion of the Services to be provided hereunder.  Orbital ATK and its Affiliates reserve the right to continue, in accordance with past practice prior to the Distribution, to subcontract with Third-Party Service Providers to provide the Services as part of the Transition Team; provided that after the date of this Agreement Orbital ATK may engage a Third-Party Service Provider to provide Services only (i) to the extent that such Third-Party Service Provider will also provide comparable services to the ATK Business or (ii) with the prior written consent of Vista Outdoor.  Vista Outdoor acknowledges that any interruption or suspension in the provision of any services by a Third-Party Service Provider generally to Orbital ATK and its Affiliates shall likely cause the provision of such Services under this Agreement to be so interrupted or suspended, as the case may be.  In the event there is an interruption or suspension in the services being provided by any Third-Party Service Provider to Orbital ATK or its Affiliates (which such interruption or suspension adversely impacts the Services being provided by such Third-Party Service Provider to Vista Outdoor hereunder), Orbital ATK agrees that (x) with respect to any action taken by Orbital ATK in response to such interruption or suspension, it shall take such action on behalf of and for the benefit of Vista Outdoor as well as itself and (y) if any Contract with a Third-Party Service Provider expires or is otherwise terminated and such expiration or termination adversely impacts the Services being provided to Vista Outdoor, to the extent Orbital ATK arranges replacement services with respect thereto, such replacement services shall, unless otherwise requested by Vista Outdoor, also cover the Services that were being provided by such Third-Party Service Provider to Vista Outdoor hereunder; provided that Vista Outdoor shall be responsible for its pro rata share of any additional fees, expenses or other costs paid by Orbital ATK or any of its Affiliates to a third-party for such replacement services that are provided to Vista Outdoor, and such additional fees, expenses and other costs shall be deemed Additional Orbital ATK Expenses.

SECTION 2.06.                                   Standard of Performance; Standard of Care.  Orbital ATK shall perform, or cause its Affiliates to perform, as applicable, the Services at a level of quality and in a manner generally consistent with past practice over the 12 month period prior to the Distribution, but in no event at a quality level lower than that generally provided by Orbital ATK or its Affiliates to the ATK Business. In furtherance of the foregoing, Vista Outdoor acknowledges that, in connection with performing the Services hereunder, Orbital ATK shall have no obligation to change, or to cause any of its Affiliates to change, any practices or processes used by it prior to the Distribution in performing the Services prior to the Distribution.  Nothing in this Agreement shall require Orbital ATK to take or refrain from taking, or cause its Affiliates to take or refrain from taking, any action that, in Orbital ATK’s reasonable judgment, could reasonably be expected to result in any breach or violation of any Law, license or permit or, subject to Section 2.08, any Contract to which Orbital ATK or any of its Affiliates is a party.  Notwithstanding anything to the contrary contained herein or set forth on the Schedules hereto, with respect to any and all Services related to employee benefit plans, programs, and arrangements, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for the benefit of current or former employees (or their eligible dependents) or other service providers of Vista Outdoor and its Subsidiaries (the “Plans”), (i) the scope of Orbital ATK’s authority is limited to performing ministerial responsibilities for the Plans, including routine administrative and other non-discretionary services, and (ii) in no event shall Orbital ATK have responsibility for any fiduciary functions, exercise any fiduciary authority or control, or be required to take any action to cause it to be considered a fiduciary with respect to the Plans, for ERISA purposes or otherwise.  The Parties acknowledge that (i) Orbital ATK is not and shall not be a sponsor, fiduciary, or administrator (as defined in ERISA) of any of the Plans, (ii) Orbital ATK does not owe any fiduciary duties to Vista Outdoor or any of its Affiliates, or any other party, and (iii) Vista Outdoor and its Subsidiaries shall retain all fiduciary responsibility and authority, and shall be the sponsor and named fiduciary (as defined in ERISA), with respect to the Plans.

SECTION 2.07.                                   Transitional Nature of Services; Changes.  Orbital ATK and Vista Outdoor each acknowledge the transitional nature of the Services and Vista Outdoor agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternate third-party sources to provide the Services as promptly as practicable following the date of this Agreement.  Orbital ATK or any of its Affiliates may make changes from time to time in the manner of performing the Services if it has made similar changes in performing similar services for itself or its Affiliates and such changes would not reasonably be expected to have a materially disproportionate adverse impact on Vista Outdoor and its Subsidiaries; provided that, notwithstanding the making of any such changes, Orbital ATK shall continue to remain responsible for the performance of the Services in accordance with this Agreement.

SECTION 2.08.                                   Consents.  Orbital ATK shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain as promptly as practicable the consents or approvals as may be necessary for the performance of its obligations pursuant to this Agreement, including obtaining from third-party vendors any consents necessary to grant sublicenses in connection with the performance of the Services hereunder; provided, however, that (a) Orbital ATK shall not be obligated to provide the relevant Services until such appropriate consents or approvals are obtained and (b) neither Orbital ATK nor Vista Outdoor shall be required to pay any amounts to third parties to obtain such consents or approvals.  In the event any such consent or approval is not obtained reasonably promptly after the Distribution, to the extent practicable, Orbital ATK, on the one hand, and Vista Outdoor, on the other, shall cooperate in good faith with one another in structuring and documenting any lawful and reasonable alternative arrangements (such as a license, sublease or operating agreement) by which Vista Outdoor and its Subsidiaries may obtain the Services affected by the failure to obtain such consent or approval until such time as such consent or approval has been obtained.  If the Parties arrange such alternative means, Orbital ATK shall provide the Services in accordance therewith and any expenses incurred by Orbital ATK in the provision of such Services through such alternative means shall be borne as mutually agreed by the Parties (considering the expenses otherwise included in the Fees).

SECTION 2.09.                                   Intellectual Property.  (a) Vista Outdoor hereby grants to Orbital ATK and its Affiliates a limited nontransferable, revocable license, without the right to sublicense (except to Third-Party Service Providers retained to provide Services as set forth in Section 2.05), for the Term to use the Sporting Intellectual Property Rights owned by Vista Outdoor and its Affiliates solely to the extent necessary for Orbital ATK and its Affiliates to perform their obligations hereunder.  All right, title and interest in and to the Sporting Intellectual Property Rights owned by Vista Outdoor and not expressly granted herein are reserved by Vista Outdoor.

(b)                                 As between the Parties, each Party shall retain ownership of all right, title and interest in and to the Intellectual Property Rights owned or controlled by it immediately after the Distribution as well as any derivative works of, or modifications or improvements to, such Intellectual Property Rights conceived or created as part of the provision of Services. Subject to clause (a) above, neither Party shall acquire any right, title or interest in or to such Intellectual Property Rights of the other Party pursuant to this Agreement.

(c)                                  All data created by Orbital ATK on behalf of Vista Outdoor in connection with the performance of the Services or delivered to Vista Outdoor in connection with the transition of a Service to Vista Outdoor shall be owned by Vista Outdoor.

SECTION 2.10.                                   Cooperation.  (a) Subject to applicable Law, each Party shall cooperate, and shall cause its respective Subsidiaries to cooperate, with reasonable requests for information from the other Party in matters relating to the corporate and administrative services and knowledge that (A) were historically provided by Alliant Techsystems Inc. and its Subsidiaries and (B) are reasonably necessary for a Party to operate on a stand-alone basis following the Distribution Date. Such cooperation shall include reasonable access to the Records and personnel of the other Party during normal business hours and the delivery of instruments or documents as may be reasonably requested by the other Party, provided that no Party shall be required to provide information if (x) such access would unreasonably disrupt the normal operations of the Party or (y) such information constitutes proprietary customer or supplier information or if the disclosure of such information is legally or contractually prohibited or would result in the loss of attorney client privilege; provided that, in the case of this clause (y), the withholding party first uses commercially reasonable efforts to provide such information in a manner that does not violate any such disclosure obligations or privilege. Such cooperation (including reasonable access to Records and personnel and delivery of instruments and documents) shall be provided at no cost; provided, however, that neither Party shall be required to pay any out-of-pocket amounts to third parties in connection with the foregoing.  For the avoidance of doubt, cooperation under this Section 2.10(c) shall not apply to requests from Vista Outdoor to the extent such requests would constitute Services as set forth in the attached Schedules.

(b)                                 Each of Vista Outdoor and Orbital ATK shall designate (i) a principal representative (each, a “Principal Representative”) to act as the principal contact person with respect to all issues relating to the provision of the Services pursuant to this Agreement and (ii) representatives (each, an “Additional Representative” and, together with the Principal Representatives, the “Representatives”) to act as additional contact persons with respect to issues relating to the provision of the Services, and the names of such Representatives shall be provided in writing to the other party promptly following the date hereof. The Representatives shall hold review meetings by telephone or in person, as mutually agreed upon, (A) during the first 60 days after the date of this Agreement, approximately once every two weeks, and (B), thereafter, approximately once per month, in each case, to discuss issues relating to the provision of the Services under this Agreement and to discuss the migration of the Services to Vista Outdoor’s own systems and technology (or those of any third-party service provider engaged by Vista Outdoor to assume the provision of one or more Services) as described in Section 2.07 (“Review Meetings”).  In the Review Meetings, the Representatives shall be responsible for discussing any problems identified with the provision of the Services and, to the extent any changes in the provision of the Services are agreed upon, the implementation of such changes.

(c)                                  In the event that (i) there is nonperformance of any Service as a result of a Force Majeure Event or (ii) the provision of a Service would violate any Law or any Contract, license or permit to which Orbital ATK or any of its Affiliates is a party, the Parties shall work together in good faith to arrange for an alternative means by which Vista Outdoor and its Subsidiaries may obtain the Services so affected. If the Parties arrange such alternative means, Orbital ATK shall provide the Services in accordance therewith and any expenses incurred by Orbital ATK in the provision of such Services through such alternative means shall be borne as mutually agreed by the Parties (considering the expenses otherwise included in the Fees).

(d)                                 Each of Vista Outdoor and Orbital ATK may, effective upon written notice to the other party, change its Principal Representative or any Additional Representative at any time.

(e)                                  Vista Outdoor acknowledges that the completion of Services by Orbital ATK may depend upon the provision of certain materials and information or the taking of certain actions by Vista Outdoor or one of its Subsidiaries, and Orbital ATK shall not be responsible for the failure to provide Services to the extent such failure results from the failure of Vista Outdoor to provide such materials or information or to take such actions.

SECTION 2.11.           Policies and Procedures.  (a) If, in connection with this Agreement, any Party’s Personnel are given access, whether on-site or through remote facilities, to any of the other Party’s computer or electronic data storage systems, such Party shall use commercially reasonable efforts to ensure that such Party’s Personnel shall limit such access and use solely to the extent related to the Services and will not attempt to access any computer system, electronic file, software or other electronic services other than those specifically related to the Services.  Each Party shall, and shall use commercially reasonable efforts to ensure that such Party’s Personnel shall, comply with all of the other Party’s policies and procedures for the use of the other Party’s electronic resources (to the extent made available to such Party).

(b)                                 While performing work on the other Party’s premises or when accessing the other Party’s information technology systems and networks, each Party shall, and shall use commercially reasonable efforts to ensure that such Party’s Personnel shall, comply with the other Party’s applicable premises, physical security, confidentiality, safety, health and network security policies that the other Party has made available to such Party.

SECTION 2.12.                                   Controls.  If, in connection with Vista Outdoor’s evaluation of its internal controls over financial reporting or in connection with Vista Outdoor’s related disclosure to its internal or external auditors, Vista Outdoor reasonably believes it is necessary or appropriate to review the internal controls and procedures related to the performance of the Services hereunder, Orbital ATK shall, upon Vista Outdoor’s written request, provide Vista Outdoor with reasonable access to review any existing related documentation of Orbital ATK that demonstrates Orbital ATK’s compliance with the Sarbanes Oxley Act of 2002 solely in connection with the provision of Services; provided, that Vista Outdoor’s exercise of the foregoing right shall be subject to customary security and safety procedures, and classified or commercially sensitive information may be redacted by Orbital ATK.

ARTICLE III

Fees for Services

SECTION 3.01.                                   Fees.  For the Services provided hereunder, Vista Outdoor shall pay to Orbital ATK (a) an amount equal to the fully-burdened costs associated with the performance of the Services set forth in the Schedules, which costs shall to the extent practicable be calculated in a manner consistent with the current practice of Orbital ATK in allocating costs to its business units as agreed among the Parties prior to the date hereof (i.e., fully-burdened labor costs, which include employee benefit expenses and an allocation of overhead, plus direct expenses) (the “Fees”) and (b) any reasonable out-of-pocket expenses incurred by Orbital ATK or any of its Affiliates in connection with the provision of the Services hereunder, without duplication or expansion of expenses otherwise included in the Fees (the “Additional Out-of-Pocket Expenses”).  Orbital ATK shall notify Vista Outdoor in advance of any Additional Out-of-Pocket Expenses reasonably expected to exceed $50,000.

SECTION 3.02.                                   Billing Procedure.  The Fees and the Additional Expenses shall be invoiced (an “Invoice”) monthly by Orbital ATK or one of its Affiliates.  All Invoices shall be payable by Vista Outdoor promptly, and in any event, within 30 days after receipt of an Invoice from Orbital ATK or one of its Affiliates (the date on which a payment is due, the “Invoice Due Date”). Orbital ATK shall have the right to designate in an Invoice one or more Third-Party Service Providers to receive certain of the Fees or Additional Expenses that become payable to Orbital ATK hereunder.

SECTION 3.03.                                   Late Payments.  Any Fees or Additional Expenses not paid on or before the Invoice Due Date shall bear simple interest at a rate of 1.0% per month (12.0% per annum) (the “Late Payment Rate”) from the Invoice Due Date until the date payment is received in full by Orbital ATK, as applicable; provided that if Vista

Outdoor has disputed in good faith any amount of any Fee or Additional Expense and either Orbital ATK agrees or it has been finally determined in accordance with the procedures set forth in Section 3.05 that Vista Outdoor is not obligated to pay such disputed amount, then Vista Outdoor shall not be obligated to pay interest at the Late Payment Rate on such disputed amount.

SECTION 3.04.                                   Taxes.  The amount of any actual and documented sales Tax, value added Tax, use Tax, rent Tax, goods and services Tax or similar Tax (excluding Taxes on Orbital ATK’s income or ownership of property) that is required to be paid by Orbital ATK or any of its Affiliates in connection with the Services provided hereunder shall be reimbursed by Vista Outdoor and be deemed Additional Orbital ATK Expenses.

SECTION 3.05.                                   Disagreements.  (a) Vista Outdoor shall have 15 days from the date of receipt to review an Invoice (the “Review Period”).  Vista Outdoor may, on or prior to the last day of the Review Period, provide Orbital ATK with written notice of dispute (a “Dispute Notice”), which shall specify in reasonable detail those items or amounts in Orbital ATK’s calculation as to which Vista Outdoor disagrees (the “Disputed Items”) and the basis for such disagreement and any such Dispute Notice shall be made in good faith.  Unless Vista Outdoor delivers a Dispute Notice to Orbital ATK prior to the expiration of the Review Period, Vista Outdoor will be deemed to have accepted and agreed to the items and amounts set forth in the Invoice, and such amounts shall become conclusive and binding on Vista Outdoor and Orbital ATK.  If Vista Outdoor delivers a Dispute Notice to Orbital ATK on or prior to the last day of the Review Period, Vista Outdoor and Orbital ATK shall use good faith efforts to reach agreement on the Disputed Items set forth in the Dispute Notice during the 30-day period commencing on the date Orbital ATK receives the applicable Dispute Notice from Vista Outdoor.  If during such 30-day period the Parties are unable to reach agreement, Orbital ATK and Vista Outdoor shall refer all unresolved Disputed Items to an independent accounting firm upon which Orbital ATK and Vista Outdoor shall mutually agree (the “Independent Accountant”).  Orbital ATK and Vista Outdoor shall instruct the Independent Accountant to make a determination, acting as an expert and not an arbitrator, with respect to each unresolved Disputed Item within 15 days after its engagement by Orbital ATK and Vista Outdoor to resolve such Disputed Items.  The scope of the disputes to be resolved by the Independent Accountant shall be limited to mathematical errors and whether the Disputed Items were determined in accordance with the provisions of this Agreement (including the applicable definitions set forth herein).  The Independent Accountant shall deliver to Orbital ATK and Vista Outdoor a written report setting forth its determination of the Disputed Items, the calculations supporting such determinations and the rationale therefor.  In resolving the Disputed Items, the Independent Accountant shall resolve each Disputed Item by selecting an amount which is either equal to or in between the amount for each Disputed Item set forth in the Invoice and the amount for each Disputed Item set forth in the Dispute Notice.  Such determination of the Independent Accountant shall be conclusive and binding upon the Parties absent fraud or manifest error. The Invoice shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 3.05(a), and, as so revised, such Invoice shall be deemed to set forth the final Fees and Additional Expenses resulting therefrom for all purposes hereunder. The costs incurred in connection with the engagement of the Independent Accountant shall initially be borne 50% by Orbital ATK and 50% by Vista Outdoor; provided, that such fees shall ultimately be allocated between Vista Outdoor and Orbital ATK so that Vista Outdoor’s share of such fees shall be in the same proportion that the aggregate amount that is unsuccessfully disputed by Vista Outdoor bears to the total amount disputed by Vista Outdoor at the time the Disputed Items were first submitted to the Independent Accountant. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder shall be borne by the Party incurring such cost and expense.

(b)                                 Each of Vista Outdoor and Orbital ATK shall, and shall cause each of their respective Subsidiaries to, make their respective financial Records and personnel, in each case, related to the provision of Services, available to the other Party and its accountants and other Representatives at reasonable times during the review by Vista Outdoor of an Invoice, as well as during the resolution of any Disputed Items, in each case to the extent such access is reasonably necessary in connection therewith.

(c)                                  Vista Outdoor and Orbital ATK agree that the procedures set forth in this Section 3.05 for resolving disputes with respect to an Invoice shall be the sole and exclusive method for resolving any Disputed Items and determining the Fees and Additional Expenses; provided, that this provision shall not prohibit either Party from instituting litigation to enforce any final determination of Fees or Additional Expenses by the Independent Accountant in any court of competent jurisdiction.  It is the intent of the Parties to have any final determination of the Fees and Additional Expenses by the Independent Accountant proceed in an expeditious manner; however, any deadline or time period contained herein may be extended or modified by the written agreement of the Parties and the Parties agree that the failure of the Independent Accountant to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accountant which otherwise conforms to the terms of this Section 3.05.

ARTICLE IV

Term and Termination

SECTION 4.01.                                   Agreement Term.  The term of this Agreement shall commence on the Distribution Date and, subject to Sections 4.03 and 4.04, shall continue in effect until the termination of all Service Periods for the Services provided hereunder (the “Term”).

SECTION 4.02.                                   Service Periods.  The term for each Service (each, a “Service Period”) shall commence on the Distribution Date and, subject to Sections 4.03 and 4.04, shall end on the last day of the month in which the twelve month (or, in the case of the Tax-related Services set forth on Schedule 7, eighteen month) anniversary of the Distribution Date occurs (the “Stated Termination Date”); provided that if the Tax-related Services set forth on Schedule 7 have not been earlier terminated, Vista Outdoor shall have the right to extend the term for the Tax audit-related Service described therein until the last day of the month in which the 30-month anniversary of the Distribution Date occurs by providing written notice to Orbital ATK on or before the 12-month anniversary of the Distribution Date.

SECTION 4.03.                                   Early Termination.  (a) All of the Services set forth on a particular Schedule may be terminated by Vista Outdoor prior to the Stated Termination Date upon 30 days prior written notice to Orbital ATK unless another notice period is provided on such Schedule.  For the avoidance of doubt, unless otherwise agreed by the Parties, Vista Outdoor may not terminate any specific Service prior to the Stated Termination Date without terminating all other Services set forth on the same Schedule as such Service.

(b)                                 The effective date of any termination of the Services set forth on any Schedule prior to the Stated Termination Date shall be the last day of the month in which the Services would otherwise terminate in accordance with the early termination provisions included in such Schedule.

(c)                                  Vista Outdoor shall have the right to immediately terminate this Agreement or any Service hereunder in the event Orbital ATK is unable to meet its obligations due to a Force Majeure Event lasting longer than 60 days.

SECTION 4.04.                                   Termination Due to Nonpayment.  This Agreement, or the obligation to provide any Service hereunder, may be terminated at any time by Orbital ATK upon written notice to Vista Outdoor, if Vista Outdoor fails to pay any Fee or Additional Expense payable by Vista Outdoor hereunder as required under this Agreement and not disputed by Vista Outdoor in good faith, and such failure continues for a period of 60 days following the Invoice Due Date; provided that Orbital ATK has provided Vista Outdoor with written notice of its intent to terminate this Agreement, or any Service hereunder, at least 15 days prior to such termination.

SECTION 4.05.                                   Sums Due.  Upon the termination of this Agreement, or upon the termination of all Services provided hereunder, Orbital ATK shall be entitled to prompt payment or reimbursement of, and Vista Outdoor shall promptly pay and reimburse Orbital ATK, all amounts accrued (whether or not invoiced) or due, as of the date of such termination.

SECTION 4.06.                                   Access.  Vista Outdoor and its Affiliates shall make available on a timely basis to Orbital ATK and its Affiliates such information and materials reasonably requested by Orbital ATK or any of its Affiliates to enable Orbital ATK or any of its Affiliates to provide the Services. Vista Outdoor and its Affiliates shall provide to Orbital ATK and its Affiliates reasonable access to the premises of Vista Outdoor and its Affiliates (including the systems, software and networks located therein), to the extent necessary to permit Orbital ATK or any of its Affiliates to provide the Services. Orbital ATK’s exercise of the rights in this Section 4.06 shall be subject to customary security and safety procedures, and classified or commercially sensitive information may be redacted by Vista Outdoor.

SECTION 4.07.                                   Survival.  The provisions of Articles IV, VI, and VIII shall survive any termination of this Agreement.

SECTION 4.08.                                   Vista Outdoor’s Operations.  If Vista Outdoor modifies the current operation of the Sporting Business, the facilities of the Sporting Business or conducts any other operations or activities or constructs any other facilities during the Term, and Orbital ATK reasonably determines that such modified operations or activities would materially affect or interfere with any Services provided hereunder, then, unless the Parties otherwise agree, Orbital ATK shall not be required or be liable for the failure to provide (or arrange for the provision of), and Vista Outdoor shall not be required to pay for, any such Services not provided.  If the Parties agree that Orbital ATK shall provide the relevant Services to such modified operations of the Sporting Business, Vista Outdoor shall pay Orbital ATK for any and all agreed upon fees of providing such Services as a result thereof.

ARTICLE V

Force Majeure

SECTION 5.01.                                   Force Majeure.  In the event that performance of any Service is interrupted, or performance of any terms or provisions of this Agreement (except for the payment of any Fees or Additional Expenses) is delayed or prevented, in whole or in part, because of or related to compliance with any Law, or because of riots, war, rationing, allocations or embargos, sovereign acts, public disturbance, strike or shortage of labor, labor dispute, fire, accident, explosion, storm, flood, earthquake, acts of God, acts of terrorism, unavailability of supplies or delays in delivery by suppliers, major breakdown or failure of transportation, manufacturing, distribution or storage facilities or for any other reason which is not within the control of the Party whose performance is interfered with and which by the exercise of reasonable care such Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt written notice to the other Party providing reasonable detail as to the nature of such Force Majeure Event, the Party affected by such Force Majeure Event shall be excused from its obligations hereunder so long as such Force Majeure Event continues, and no liability shall attach against either Party on account thereof.  No Party shall be excused from performance if such Party fails to use commercially reasonable efforts to remedy the Force Majeure Event.

ARTICLE VI

Indemnification

SECTION 6.01.                                   Indemnification by Orbital ATK.  Orbital ATK shall indemnify Vista Outdoor and its Affiliates and each of their respective officers, directors and employees against and hold them harmless from any loss, liability, damage, cost or expense (including reasonable fees and expenses of counsel) (collectively, “Losses”) incurred by any such indemnified person in connection with the performance of Services by Orbital ATK or its Affiliates under this Agreement to the extent resulting from the gross negligence or wilful misconduct of, or violation of applicable Law by, Orbital ATK or its Affiliates (which, for the avoidance of doubt, excludes any action taken by Orbital ATK or its Affiliates at the direction of Vista Outdoor or its Affiliates), as determined by a court of competent jurisdiction in a final and nonappealable judgment.

SECTION 6.02.                                   Indemnification by Vista Outdoor.  Vista Outdoor shall indemnify Orbital ATK and its Affiliates and each of their respective officers, directors and employees against and hold them harmless from any Losses incurred by any such indemnified person in connection with the performance of Services by Orbital ATK or its Affiliates under this Agreement, other than any Losses resulting from the gross negligence or wilful misconduct of, or violation of applicable Law by, Orbital ATK or its Affiliates (which, for the avoidance of doubt, excludes any action taken by Orbital ATK or its Affiliates at the direction of Vista Outdoor or its Affiliates), as determined by a court of competent jurisdiction in a final and nonappealable judgment.

SECTION 6.03.                                   Procedures Relating to Indemnification.  All claims for indemnification under this Article VI shall be asserted and resolved pursuant to procedures equivalent to the indemnity procedures set forth in Section 11.04 of the Transaction Agreement.

SECTION 6.04.                                   Liability.  Except as otherwise specifically provided in this Agreement (and excluding the Fees and Additional Expenses payable by Vista Outdoor hereunder), Orbital ATK and Vista Outdoor each acknowledge that their sole and exclusive monetary remedy with respect to any claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI.  In furtherance of the foregoing, Orbital ATK and Vista Outdoor each hereby waives, and agrees to cause its Affiliates to waive, from and after the Distribution, any and all rights, claims and causes of action they may otherwise have against any other Party or any Affiliate thereof arising under or based upon any statutory or common law or otherwise (including any rights of contribution or recovery under the Comprehensive Environmental Response, Compensation, and Liability Act or similar Environmental Law) to the extent relating to this Agreement or the transactions contemplated hereby.  To the maximum extent permitted by applicable Law, except with respect to third party claims subject to indemnification hereunder, (i) in no event shall any Loss for which indemnification is provided under this Article VI include consequential, lost profits, special, punitive, incidental or indirect damages and (ii) in no event shall either Party’s aggregate liability under this Article VI exceed the aggregate amount of the Fees paid by Vista Outdoor to Orbital ATK under this Agreement (it being understood for the avoidance of doubt that this clause (ii) shall not limit Vista Outdoor’s obligation to pay the Fees or Additional Expenses in accordance with the terms of this Agreement).

SECTION 6.05.                                   Claims against Third-Party Service Providers.  In the event Orbital ATK receives any remedy (whether monetary or otherwise) from a Third-Party Service Provider resulting from a claim by Orbital ATK against such Third-Party Service Provider related to the Services being provided by such Third-Party Service Provider to Vista Outdoor hereunder, Orbital ATK agrees to pass through (or in the case of a non-monetary remedy, to use commercially reasonable efforts to pass through) the benefit of such remedy (or the applicable portion thereof) to Vista Outdoor.

Orbital ATK further agrees to use commercially reasonable efforts to pursue, upon Vista Outdoor’s reasonable request, any claim that Vista Outdoor may have against a Third-Party Service Provider in connection with the Services being provided by such Third-Party Service Provider to Vista Outdoor hereunder; provided, that Vista Outdoor shall reimburse Orbital ATK for all costs and expenses incurred by Orbital ATK or any of its Affiliates in connection therewith that have been approved by Vista Outdoor in writing prior to being incurred (and Orbital ATK shall not be obligated to incur any such cost or expense unless and until so approved by Vista Outdoor), and such costs and expenses shall be deemed Additional Orbital ATK Expenses.

SECTION 6.06.                                   Specific Performance.  The Parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached.  In furtherance of the foregoing, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.11 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Orbital ATK nor Vista Outdoor would have entered into this Agreement.  The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.  The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.06 shall not be required to provide any bond or other security in connection with any such order or injunction.

ARTICLE VII

Books and Records; Access

SECTION 7.01.                                   Separation of Books and Records.  Orbital ATK shall use its commercially reasonable efforts to cause the Financial Books and Records to be maintained separately from the Books and Records of any other business of Orbital ATK or its Affiliates as promptly as practicable following the Distribution Date (it being understood that the Financial Books and Records may be maintained on the same server that the Books and Records of any other business of Orbital ATK or its Affiliates are maintained on).

SECTION 7.02.                                   Audits by Vista Outdoor.  In order to confirm the accuracy of any financial information of Vista Outdoor and to perform testing to validate the transactions that will be recorded in Vista Outdoor’s consolidated financial statements, Vista Outdoor shall have the right once (and only once) every six months, at its own cost and expense, itself or through a designated third-party auditor, upon reasonable advance notice to Orbital ATK and during Orbital ATK’s regular business hours, to audit, copy and inspect the Books and Records and meet with management personnel of Orbital ATK; provided that Vista Outdoor’s exercise of the foregoing rights shall be conducted so as to minimize any interference with (i) any audit or review of the consolidated financial statements of Orbital ATK for any fiscal year or fiscal quarter of Orbital ATK or (ii) Orbital ATK’s ongoing operations; provided, further, that Vista Outdoor’s exercise of the foregoing rights shall be subject to attorney-client privilege, customary security and safety procedures, and classified or commercially sensitive information may be redacted by Orbital ATK.

SECTION 7.03.                                   Delivery of Books and Records.  Following the expiration of the Term, at Vista Outdoor’s expense, Orbital ATK shall transfer to Vista Outdoor control of all financial accounts maintained by Orbital ATK solely on Vista Outdoor’s behalf hereunder in connection with the Services, and shall deliver to Vista Outdoor (x) all Books and Records retained by Orbital ATK or any of its Affiliates hereunder to the extent such Books and Records relate solely to the Services or (y) to the extent not covered by clause (x) above, copies of the portions of all Books and Records that relate to, but do not solely relate to, the Services.  To the extent that any such Books and Records are stored electronically and Vista Outdoor requests that such Books and Records be converted to a format other than that maintained by Orbital ATK, then Orbital ATK shall either (A) convert such Books and Records to the format requested by Vista Outdoor or (B) in the event Orbital ATK determines, in its discretion, that it would be unable to convert such Books and Records to the format requested by Vista Outdoor without suffering undue inconvenience or hardship, notify Vista Outdoor of such determination and, upon Vista Outdoor’s written request, provide reasonable assistance to a third-party selected by Vista Outdoor in connection with such third-party’s conversion of the applicable Books and Records; provided that in any event Orbital ATK shall be reimbursed for all costs and other expenses incurred by Orbital ATK in connection with such conversion that have been approved by Vista Outdoor in writing prior to being incurred (it being understood that Orbital ATK shall be under no obligation to take any action described in this sentence unless and until Vista Outdoor so approves of any such costs and expenses), and such costs and expenses shall be deemed Additional Orbital ATK Expenses.

SECTION 7.04.                                   Regulatory Audit.  In the event that, in connection with any investigation or review of Vista Outdoor, any Governmental Entity shall request from Orbital ATK or any of its Affiliates any access, information or assistance, Orbital ATK and its Affiliates shall reasonably cooperate therewith at Vista Outdoor’s expense.  In the event that, in connection with any investigation or review of Orbital ATK, any Governmental Entity shall request from Vista Outdoor or any of its Affiliates any access, information or assistance, Vista Outdoor and its Affiliates shall reasonably cooperate therewith at Orbital ATK’s expense.

ARTICLE VIII

Miscellaneous

SECTION 8.01.                                   Independent Contractors.  Orbital ATK and Vista Outdoor each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons.  The relationships of the Parties hereunder are those of independent contractors, and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship.

SECTION 8.02.                                   Confidentiality.  Orbital ATK and Vista Outdoor each acknowledge that confidential information of such Party or its Affiliates may be exchanged with employees and agents of the other Party or its Affiliates as a result of the transactions and activities contemplated by this Agreement.  Each Party agrees, on behalf of itself and its Affiliates, that such Party’s obligation to use and keep confidential such information of the other Party and its Affiliates shall be governed by Section 8.03(c) of the Transaction Agreement.

SECTION 8.03.                                   Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by any Party (including by operation of law) without the prior written consent of the other Party, and any assignment or transfer without such consent shall be null and void and of no effect; provided, that either Party may transfer or assign, in whole or in part, any or all of its rights hereunder to one or more of its Affiliates, it being understood that such Party will remain responsible for all of its obligations hereunder; provided, further, that either Party may assign its rights and obligations to any Person that acquires (including by operation of law) substantially all of such Party’s assets.

SECTION 8.04.                                   No Third-Party Beneficiaries.  Except as provided in Article VI, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder, whether as third-party beneficiaries or otherwise.

SECTION 8.05.                                   Amendments.  No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party.

SECTION 8.06.                                   Waivers.  No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  No provision or term of this Agreement may be waived except pursuant to a writing executed by the waiving Party.

SECTION 8.07.                                   Notices.  All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered in the manner and to the address of the applicable Party as set forth in Section 12.02 of the Transaction Agreement.

SECTION 8.08.                                   Interpretation.  The rules of interpretation set forth in Section 12.04 of the Transaction Agreement shall be incorporated by reference to this Agreement, mutatis mutandis.

SECTION 8.09.                                   Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

SECTION 8.10.                                   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.  Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.11.                                   Governing Law/Jurisdiction.  (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b)                                 All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Federal or state court in the Borough of Manhattan, New York, New York, and the Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding.  The consents to jurisdiction and venue set forth in this Section 8.11(b) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the Parties.  Each Party agrees that service of process upon such Party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given in accordance with Section 8.07 of this Agreement.  The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict either Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. This

Section 8.11(b) shall not apply to any dispute under Section 3.05 that is required to be decided by the Independent Accountant.

SECTION 8.12.                                   WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ALLIANT TECHSYSTEMS INC.,

by	/s/ Scott D. Chaplin
Name:	Scott D. Chaplin
Title:	Senior Vice President and General Counsel

VISTA OUTDOOR INC.,

by	/s/ Scott D. Chaplin
Name:	Scott D. Chaplin
Title:	Senior Vice President and General Counsel